KD 3/20

[redacted]

06005372

HE TREASURY
.C. 20220

BB 3/17

OMB APPROVAL
OMB # 1505-0100
Expires: October 31, 1998

ANNUAL AUDITED REPORT FORM G-405 PART III

FACING PAGE
Information Required of Government Securities Brokers and Dealers Pursuant to Section 15C of the Securities Exchange Act of 1934, SEC Rule 17a-5 and 17 CFR 405.2

SEC FILE NO.
8-38051

REPORT FOR THE PERIOD BEGINNING 01/01/05 (MM/DD/YY) AND ENDING 12/30/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF GOVERNMENT SECURITIES BROKER OR DEALER:

MERRILL LYNCH GOVERNMENT SECURITIES INC.

Official Use Only
FIRM ID. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS:
(Do not use P.O. Box No.)

Merrill Lynch World Headquarters - World Financial Center – North Tower – 250 Vesey Street
(No. and Street)

New York	New York	10281-1308
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Brian Sullivan (212) 449-5294
(Area Code - Telephone No.)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
(Name - if individual, state last, first, middle name)

DELOITTE & TOUCHE LLP

2 World Financial Center	New York	NY	10281
(Address)	(City)	(State)	(Zip Code)

PROCESSED
MAY 26 2006
THOMSON FINANCIAL

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

SEC MAIL PROCESSING SECTION
RECEIVED
MAR 01 2006
WASH. D.C.
152

FOR OFFICIAL USE ONLY

* *Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(2), 17 CFR 405.2.*

BB 5/24

AFFIRMATION

I, Brian T. Sullivan, affirm that, to the best of my knowledge and belief, the accompanying Consolidated Financial Statements and supplemental schedules pertaining to Merrill Lynch Government Securities Inc. and Subsidiary (the "Company"), for the year ended December 30, 2005, are true and correct. I further affirm that neither the Company nor any officer or director has any proprietary interest in any account classified solely as that of a customer.

February 27, 2006

Signature Date

Vice President - Controller

Title

Subscribed and Sworn to before me on this 27th day of February, 2006

Notary Public

State of New York

County of New York

JOAN E. AMBROSINO
Notary Public, State of New York
No. 01AM6082958
Qualified in Richmond County
Commission Expires November 4, 2006

MERRILL LYNCH GOVERNMENT SECURITIES INC.
AND SUBSIDIARY
(S.E.C. I.D. No. 8-38051)

CONSOLIDATED BALANCE SHEET
AS OF DECEMBER 30, 2005
AND
INDEPENDENT AUDITORS' REPORT
AND
SUPPLEMENTAL REPORT ON INTERNAL CONTROL

* * * * * * *

Filed in accordance with
Section 405.2 of the Regulations under Section 15C
Under the Securities Exchange Act of 1934 as a
Public document

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

INDEPENDENT AUDITORS' REPORT

Merrill Lynch Government Securities Inc. and Subsidiary:

We have audited the consolidated balance sheet of Merrill Lynch Government Securities Inc. and Subsidiary (the "Company") for the year ended December 30, 2005, that you are filing pursuant to Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934. This consolidated balance sheet is the responsibility of the Company's management. Our responsibility is to express an opinion on this consolidated balance sheet based on our audit.

We conducted our audit in accordance with generally accepted auditing standards as established by the Auditing Standards Board (United States) and in accordance with the auditing standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the consolidated balance sheet is free of material misstatement. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the consolidated balance sheet, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, such consolidated balance sheet present fairly, in all material respects, the financial position of Merrill Lynch Government Securities Inc. and Subsidiary at December 30, 2005, in conformity with accounting principles generally accepted in the United States of America.

Deloitte + Touche LLP

February 27, 2006

MERRILL LYNCH GOVERNMENT SECURITIES INC. AND SUBSIDIARY

CONSOLIDATED BALANCE SHEET

AS OF DECEMBER 30, 2005

(Dollars in Thousands, Except Per Share Amount)

ASSETS

CASH AND SECURITIES SEGREGATED FOR REGULATORY PURPOSES OR DEPOSITED WITH CLEARING ORGANIZATIONS	$ 529,538
RECEIVABLES UNDER FINANCING TRANSACTIONS:	
Resale agreements	102,647,586
Securities borrowed transactions	38,132,507
	140,780,093
TRADING ASSETS, AT FAIR VALUE (*includes securities pledged as collateral that can be sold or repledged of $96,460)*	
U.S. Government and agencies	5,205,496
Mortgage-backed	3,730,064
Money markets	383,526
Contractual agreements	344,801
	9,663,887
OTHER RECEIVABLES:	
Brokers and dealers	627,911
Customer	1,685,766
Affiliates	300,695
Interest	84,636
Other	23,685
	2,722,693
OTHER ASSETS:	
Equipment and facilities (net of accumulated depreciation and amortization of $9,934)	261
Other	2,773
	3,034
TOTAL ASSETS	$ 153,699,245

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES:	
BANK OVERDRAFT	$ 19,923
PAYABLES UNDER REPURCHASE AGREEMENTS	139,245,116
TRADING LIABILITIES, AT FAIR VALUE:	
U.S. Government and agencies	7,462,653
Contractual agreements	305,040
	7,767,693
OTHER PAYABLES:	
Brokers and dealers	1,898,643
Customer	1,021,459
Affiliates	729,190
Interest	91,108
Accrued liabilities and other expenses	524,488
	4,264,888
SUBORDINATED BORROWING	1,300,000
STOCKHOLDER'S EQUITY:	
Common stock, $100 par value - 1,000 shares authorized; issued and outstanding	100
Paid-in capital	899,200
Retained earnings	202,325
Total	1,101,625
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 153,699,245

See Notes to Consolidated Balance Sheet.

1. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Description of Business—Merrill Lynch Government Securities Inc. is a wholly-owned subsidiary of Merrill Lynch & Co., Inc. ("ML&Co.") and is primarily engaged in business as a dealer in U.S. Government, agency and mortgage-backed securities. Its wholly-owned subsidiary, Merrill Lynch Money Markets Inc., provides a full range of origination, trading, and marketing services for money market instruments, such as commercial paper, banker's acceptances, and certificates of deposit.

Basis of Presentation—The consolidated balance sheet includes the accounts of Merrill Lynch Government Securities Inc. and its Subsidiary (collectively, the "Company") and are presented in accordance with accounting principles generally accepted in the United States of America which includes industry practices. Intercompany balances and transactions have been eliminated. Certain reclassifications and format changes have been made to prior year amounts to conform to current year presentations.

Use of Estimates—In presenting the consolidated balance sheet, management makes estimates regarding certain trading inventory valuations, the outcome of litigation, the realization of deferred tax assets, and other matters that affect the reported amounts and disclosure of contingencies in the Consolidated balance sheet. Estimates, by their nature, are based on judgment and available information. Actual results could differ from those estimates and could have a material impact on the consolidated balance sheet. It is possible that such changes could occur in the near term.

Fair Value—Substantially all of the Company's financial instruments are carried at fair value or at amounts that approximate fair value. Financial instruments that are carried at fair value include cash and cash equivalents, and cash and securities segregated for regulatory purposes or deposited with clearing organizations. Assets carried at amounts that approximate fair value include receivables under resale agreements and securities borrowed transactions, and other receivables. Similarly, payables under repurchase agreements, affiliates, subordinated borrowing from ML&Co., and other liabilities are carried at amounts that approximate fair value.

Cash and Cash Equivalents—Cash equivalents include instruments with an original maturity of 90 days or less. At December 30, 2005, the Company did not have any cash and cash equivalents.

Cash and Securities Segregated for Regulatory Purposes or Deposited with Clearing Organizations — The Company is a member of various clearing organizations at which it maintains cash and/or securities required for the conduct of its day-to-day clearance activities.

Securities Financing Transactions—The Company enters into repurchase and resale agreements and securities borrowed transactions to accommodate customers (i.e., matched-book), finance firm inventory positions, obtain securities for settlement, and earn residual interest rate spreads.

Repurchase and resale agreements are accounted for as collateralized financing transactions and are recorded at their contractual amounts, plus accrued interest. The Company's policy is to obtain possession of collateral with a market value equal to or in excess of the principal amount loaned under resale agreements. To ensure that the market value of the underlying collateral remains sufficient, collateral is valued daily, and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. Substantially all repurchase and resale activities are transacted under master netting agreements that give the Company the right, in the event of default, to liquidate collateral held and to offset receivables and payables with the same counterparty. The Company offsets certain repurchase and resale agreement balances with the same counterparty on the consolidated balance Sheet. The Company may use securities received as collateral for resale agreements to satisfy certain regulatory requirements. At December 30, 2005 the Company has pledged $508,843 in securities obtained through resale agreements to satisfy regulatory requirements.

Interest rate swaps may be used to modify the interest rate characteristics of long-term resale and repurchase agreements. (See the *Valuation of Derivatives* section in this Note).

Securities borrowed transactions are recorded at the amount of cash collateral advanced. Securities borrowed transactions require the Company to provide the counterparty with collateral in the form of cash, letters of credit, or other securities. For these transactions, the fees received by the Company are recorded as interest revenue. On a daily basis, the Company monitors the market value of securities borrowed against the collateral value and the Company may require counterparties to deposit additional collateral or return collateral pledged, when appropriate. All firm-owned securities pledged to counterparties where the counterparty has the right, by contract or custom, to sell or repledge the securities, are disclosed parenthetically in Trading assets on the consolidated balance sheet.

Trading Assets and Liabilities—The Company's trading activities consist primarily of securities trading, derivatives dealing and securities financing transactions. Trading assets and trading liabilities consist of cash instruments (such as securities) and derivative instruments used for trading purposes or for managing risk exposures in other trading inventory.

Trading securities are recorded on a trade date basis at fair value. Included in trading liabilities are securities that the Company has sold but did not own and will therefore be obligated to purchase at a future date ("short sales"). Changes in fair value (i.e., unrealized gains and losses) are recognized as principal transactions revenue in the current period. Realized gains and losses and any related interest amounts are included in principal transactions revenues and interest revenues and expenses, depending on the nature of the instrument, and recorded on trade date basis.

Fair values of trading securities are based on quoted market prices, pricing models (utilizing indicators of general market conditions or other economic measurements), or management's estimates of amounts to be realized on settlement, assuming current market conditions and an orderly disposition over a reasonable period of time. Estimating the fair value of certain trading assets and liabilities require significant management judgment.

Derivatives—A derivative is an instrument whose value is "derived" from an underlying instrument or index, such as a future, forward, swap, or option contract, or other financial instrument with similar characteristics. Derivative contracts often involve future commitments to exchange interest payment streams based on a notional or contractual amount (i.e., interest rate swaps) or to purchase or sell other financial instruments at specified terms on a specified date (i.e., options to buy or sell securities). Derivatives entered into by the Company include options on U.S. Treasury and mortgage-backed securities, interest rate swaps, and forward purchase and sale agreements on To-Be-Announced ("TBA") mortgage securities.

Derivatives are often referred to as off-balance-sheet instruments since neither their notional amounts nor the underlying instruments are reflected on the balance sheet; however, the fair value of all trading derivatives are recorded in trading assets and liabilities on the consolidated balance sheet. Derivative instruments are reported on a net-by-counterparty basis on the consolidated balance sheet where management believes a legal right of offset exists under an enforceable master netting agreement.

Valuation of Derivatives—Fair values for certain exchange-traded derivatives, principally futures and certain options, are based on quoted market prices. Fair values for over-the-counter ("OTC") derivative financial instruments, principally forwards, options, and swaps, represent amounts that would be received from or paid to a third party in settlement of these instruments. These amounts are determined using pricing models based on the present value of estimated future cash flows employing mid-market valuations with appropriate valuation adjustments for specific features of the transaction (such as for counterparty credit quality and concentration or market liquidity).

Derivatives entered into in a trading capacity are recognized at fair value on the consolidated balance sheet as trading assets and liabilities in Contractual agreements.

Derivatives entered into in a non-trading capacity are designated, on the date they are entered into, as a hedge of the fair value of a recognized asset or liability. Changes in the fair value of a derivative that is designated and qualifies as a fair value hedge, along with the loss or gain on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings as interest revenue or expense. The Company formally documents all relationships between hedging instruments and hedged items, as well as its risk management objective and strategy for undertaking various hedge transactions. The Company also formally assesses, both at the inception of the hedge and on an ongoing basis, whether the hedging derivatives are highly effective in offsetting changes in fair value of hedged items. The Company assesses effectiveness on a prospective basis by comparing the expected change in the price of the hedge instrument to the expected change in the value of the hedged item under an interest rate shock scenario. In addition, the Company assesses effectiveness on a retrospective basis using the dollar-offset ratio approach. If it is determined that a derivative is not highly effective as a hedge, the Company discontinues hedge accounting. Hedge effectiveness is assumed for those derivatives whose terms match the terms of the asset or liability being hedged and that otherwise meet the conditions of SFAS No. 133 "short-cut method."

Risk Management of Derivatives—The derivative activity of the Company is subject to the overall risk management policy and procedures of ML&Co. In the course of conducting its business operations, the Company is exposed to a variety of risks. These risks include market, credit, liquidity, process, and other risks that are material and require comprehensive controls and management. (See Note 3 for further information on market and credit risks). The responsibility and accountability for these risks remain primarily with the Company. The ML&Co. risk management group ensures that these risks are properly identified, monitored, and managed. The Company has clearly defined risk tolerance levels that are regularly reviewed by the ML&Co. risk management group to ensure consistency with the Company's business strategy, capital structure, and current and anticipated market conditions.

Brokers and Dealers Receivables and Payables—Receivables from brokers and dealers primarily include amounts receivable for securities not delivered by the Company to the purchaser by the settlement date ("failed to deliver"), deposits for securities borrowed, margin deposits, commissions, and net receivables arising from unsettled trades. Payables to brokers and dealers include amounts payable for securities not received by the Company from the seller by the settlement date ("failed to receive"), deposits received for securities loaned, and net payables arising from unsettled trades. Brokers and dealers receivables and payables also include amounts related to futures contracts.

Interest and Other Receivables and Payables—Interest and other receivables include interest receivable on governmental obligations, customer receivables, non-trading derivatives, receivables from commissions and fees. Interest and accrued liabilities and other expenses include interest payable for securities financing transactions, and amounts payable for employee compensation and benefits.

Investment Banking—Underwriting revenues and fees are accrued when services for the transactions are substantially complete. Transaction related expenses are deferred to match revenue recognition.

Commissions and Related Expenses—Commissions charged for executing customer transactions are accrued on a trade date basis and are included in current period earnings. Production-related compensation and benefits expense are accrued to match revenue recognition.

Borrowing Activities—Funding is principally obtained through loans from ML&Co. (see Note 7) and repurchase agreements.

Income Taxes—The results of operations of the Company and its wholly owned subsidiary are included in the consolidated U.S. federal income tax return, and certain combined and unitary state tax returns of ML&Co. ML&Co allocates federal income taxes to its subsidiaries in a manner that approximates the separate company method, and state and local tax expense based on a consolidated composite state tax rate.

The Company provides for income taxes on all transactions that have been recognized in the consolidated balance sheet in accordance with SFAS No. 109, *Accounting for Income Taxes.* Accordingly, deferred taxes are adjusted to reflect the tax rates at which future taxable amounts will likely be settled or realized. The effects of tax rate changes on future deferred tax liabilities and deferred tax assets, as well as other changes in income tax laws, are recognized in net earnings in the period during which such changes are enacted. Deferred tax assets and liabilities are included under affiliates in other receivables and other payables, respectively, on the consolidated balance sheet. Valuation allowances are established when necessary to reduce deferred tax assets to the amounts expected to be realized. See Note 8 to the consolidated balance sheet for further information.

Equipment and Facilities—Equipment and facilities primarily consist of technology hardware and software and leasehold improvements. Equipment and facilities are reported at historical cost, net of accumulated depreciation and amortization.

Depreciation and amortization are computed using the straight-line method. Equipment is depreciated over the equipment's estimated useful life, while leasehold improvements are amortized over the lesser of the estimated economic useful life of the asset or the term of the lease. Maintenance and repair costs are expensed as incurred.

New Accounting Pronouncements – On December 16, 2004, the FASB issued SFAS No. 123 (revised 2004), *Share-Based Payment,* a revision of SFAS No. 123, *Accounting for Stock-Based Compensation* ("SFAS No. 123R"). In April 2005, the SEC delayed the effective date for SFAS No. 123R until the first fiscal year beginning after June 15, 2005. As a result of the SEC ruling, ML&Co. expects to adopt the provisions of SFAS No. 123R in the first quarter of 2006. ML&Co. adopted the provisions of SFAS No. 123 in the first quarter of 2004. Under the provisions of SFAS No. 123, stock-based compensation cost is measured at the grant date based on the fair value of the award. ML&Co. recognizes expense over the vesting period stipulated in the grant for all employees. Such employees include those that have satisfied retirement eligibility criteria but are subject to a non-compete agreement that applies from the date of retirement through each applicable vesting period. Should a retirement-eligible employee actually leave ML&Co., all previously unvested awards are immediately charged to expense. SFAS No. 123R clarifies and amends the guidance of SFAS No. 123 in several areas, including measuring fair value, classifying an award as equity or as a liability, attributing compensation cost to service periods and accounting for forfeitures of awards. The adoption of this guidance is not expected to have a material impact on the consolidated balance sheet.

2. RELATED PARTY TRANSACTIONS

The Company participates with affiliated companies in the sale of certain securities to third parties. The Company earns revenue from such sales through a service fee. In addition, the Company makes payments to affiliated companies for certain services provided in the execution and settlement of securities transactions, pursuant to various service fee agreements. The charge for these services is based primarily on the volume of transactions processed. The Company also reimburses affiliated companies for various operating expenses paid by such affiliated companies on its behalf.

The Company enters into derivative transactions with affiliates. The Company also borrows funds from and lends funds to affiliated companies for securities financing purposes. Interest income earned and interest expense charged on these transactions are based on prevailing interest rates during the year. In addition, the Company has subordinated borrowings from ML&Co. Net losses related to trading activities with affiliated companies are included in principal transactions.

Affiliate-related balances included in the consolidated balance sheet follow:

Assets:	
Receivables under resale agreements	$ 16,349,155
Trading assets	102,270
Other receivables	298,621
	$ 16,750,046
Liabilities:	
Payables under repurchase agreements	$45,115,243
Trading liabilities	35,216
Subordinated borrowing	1,300,000
Other payables	726,619
	$47,177,078

3. TRADING AND RELATED ACTIVITIES

The Company's trading activities primarily consist of providing securities brokerage, derivatives dealing and financing to clients and affiliates. While trading activities are primarily generated by client order flow, the Company also takes proprietary positions based on expectations of future market movements and conditions. The Company's trading strategies rely on the integrated management of its client-driven and proprietary transactions, along with the hedging and financing of these positions.

Certain trading activities expose the Company to market and credit risks. These risks are managed in accordance with established risk management policies and procedures.

Market Risk—Market risk is the potential change in a financial instrument's value caused by fluctuations in interest rates or other market factors. The level of market risk is influenced by the volatility and the liquidity in the markets in which financial instruments are traded.

The Company seeks to mitigate market risk associated with trading inventories by employing hedging strategies that correlate rate and price movements of trading inventories and related financing and hedging activities. The Company uses a combination of cash instruments and derivatives to hedge its market exposures. The principal market risks affecting the Company's financial instruments are interest rate risk and, with respect to mortgage-backed securities, prepayment risk. The following discussion describes these types of risks.

Interest Rate Risk—Interest rate risk arises from the possibility that changes in interest rates will affect the value of the Company's financial instruments. Interest rate swap agreements, futures, and U.S. Treasury securities and options are common interest rate risk management tools. The decision to manage interest rate risk using futures, swap contracts or options, as opposed to buying or selling short U.S. Treasury or other securities, depends on current market conditions and funding considerations.

Interest rate swap agreements used by the Company include caps and basis swaps. Interest rate caps provide the purchaser with protection against rising interest rates. Basis swaps are a type of interest rate swap agreement where variable rates are received and paid, but are based on different index rates.

Prepayment Risk—Prepayment risk, which is related to interest rate risk, arises from the possibility that the rate of principal repayment on mortgages will fluctuate, affecting the value of mortgage-backed securities.

Credit Risk—The Company is exposed to risk of loss if a counterparty fails to perform its obligations under contractual terms and the collateral held, if any, is deemed worthless ("default risk"). Both cash instruments and derivatives expose the Company to default risk. The Company has established policies and procedures for mitigating credit risk on principal transactions, including reviewing and establishing limits for credit exposure, maintaining collateral, and continually assessing the creditworthiness of counterparties.

In the normal course of business, the Company executes, settles, and finances various client or counterparty securities transactions. Execution of these transactions includes the purchase and sale of securities by the Company. These activities may expose the Company to default risk arising from the potential that counterparties may fail to satisfy their obligations. In these situations, the Company may be required to purchase or sell financial instruments at unfavorable market prices to satisfy obligations to other counterparties. The Company seeks to control the risks associated by requiring counterparties to maintain collateral in compliance with regulatory and internal guidelines.

Liabilities to other brokers and dealers related to unsettled transactions (i.e., securities failed to receive) are recorded at the amount for which the securities were acquired and are paid upon receipt of the securities from other brokers or dealers. In the case of aged securities failed to receive, the Company may purchase the underlying security in the market and seek reimbursement for losses from the counterparty.

The Company uses resale and repurchase agreements to finance securities and bonds borrowed transactions, to facilitate settlement processes, and to meet customer needs. Under these agreements and transactions, the Company either receives or provides collateral, including U.S. Government and agencies securities, mortgage-backed securities, or money market instruments. When providing collateral for these transactions, the Company delivers its own securities and securities owned by counterparties collateralizing resale agreements and other obligations.

Concentrations of Credit Risk—The Company's exposure to credit risk, associated with its trading and other activities, is measured on an individual counterparty basis, as well as by groups of counterparties that share similar attributes. Concentrations of credit risk can be affected by changes in political, industry, or economic factors. To reduce the potential for risk concentration, credit limits are established and monitored in light of changing counterparty and market conditions.

At December 30, 2005, the Company's most significant concentration of credit risk was with the U.S. Government and its agencies. This concentration consists of both direct and indirect exposures. Direct exposure, which primarily results from taking trading asset positions in instruments issued by the U.S. Government and its agencies, amounted to $5,265,142 including interest. The Company's indirect exposure results from maintaining U.S. Government and agencies securities as collateral, primarily for resale agreements and bonds borrowed transactions. The Company's direct credit exposure on these transactions is with the counterparty; thus the Company has credit exposure to the U.S. Government and its agencies in the event of the counterparty's default. Securities issued by the U.S. Government or its agencies held as collateral at December 30, 2005 totaled $139,361,030.

The Company's most significant industry concentrations are financial institutions and municipalities. Financial institutions include other brokers and dealers, commercial banks, finance companies, investment companies, and insurance companies. This concentration arises in the normal course of the Company's trading and financing activities.

Trading Derivatives—The Company's trading derivatives consist of derivatives provided to customers and derivatives entered into for proprietary trading strategies or risk management purposes.

To reduce default risk, the Company requires collateral, principally U.S. Government and agencies securities, on certain derivative transactions. From an economic standpoint, the Company evaluates default risk exposures net of related collateral. In addition to obtaining collateral, the Company attempts to mitigate default risk on derivatives by entering into transactions with provisions that enable the Company to terminate or reset the terms of the derivative contract.

Default risk is limited to the current cost of replacing derivative contracts in a gain position. Default risk exposure varies by type of derivative. Swap agreements and forward contracts are generally OTC-transacted and thus are exposed to default risk to the extent of their replacement cost. Since futures contracts are exchange-traded and usually require daily cash settlement, the related risk of accounting loss is generally limited to a one-day net positive change in market value. Option contracts can be exchange-traded or OTC-transacted. Purchased options have default risk to the extent of their replacement cost. Written options represent a potential obligation to counterparties and, accordingly, do not subject the Company to default risk.

4. SECURITIES FINANCING TRANSACTIONS

The Company enters into securities financing transactions to finance trading inventory positions, obtain securities for settlement, meet customer needs, and to earn residual interest rate spreads.

The Company receives collateral in connection with resale agreements and securities borrowed transactions. Under many agreements, the Company is permitted to sell or repledge these securities held as collateral and uses the securities to secure repurchase agreements or deliver to counterparties to cover short positions. At December 30, 2005, the fair value of securities received as collateral where the Company is permitted to sell or repledge the securities was $262,186,956 including $15,152,681 from affiliates, and the fair value of the portion that has been sold or repledged was $252,540,971 including $45,115,243 with affiliates.

The Company pledges firm-owned assets, which are included in Trading assets, to collateralize repurchase agreements and other secured financings. Pledged securities that can be sold or repledged by the secured party are disclosed parenthetically in Trading assets on the consolidated balance sheet. The carrying value and classification of securities owned by the Company that have been loaned or pledged to counterparties where those counterparties do not have the right to sell or repledge as at December 30, 2005, are as follows:

Classification	Carrying value
U.S. Government and agencies	$ 4,264,476
Mortgage-backed	3,501,900
Total	$ 7,766,376

5. COMMITMENTS AND CONTINGENCIES

Litigation—As of December 30, 2005, ML&Co. and/or certain of its subsidiaries, including the Company, have been named as parties in various actions, some of which involve claims for substantial amounts. Although the Company cannot predict what the eventual loss or range of loss related to such matters will be, the Company believes, based on information available, that the resolution of these actions will not have a material adverse effect on the financial condition of the Company, as set forth in the consolidated balance sheet.

Other Commitments—In the normal course of business, the Company enters into when-issued and delayed delivery transactions. Settlement of these transactions as of December 30, 2005, would not have a material effect on the consolidated financial position of the Company.

In connection with its financing activities, the Company had commitments to enter into resale and repurchase agreements at December 30, 2005. The amounts at December 30, 2005 were $672,100 and $1,760,303, respectively.

The Company obtains standby letters of credit from issuing banks to satisfy various collateral requirements in lieu of the Company depositing collateral of securities or cash. There were no outstanding letters of credit at December 30, 2005.

Guarantees—The Company enters into certain derivative contracts that meet the accounting definition of a guarantee under FASB Interpretation No. 45 ("FIN 45"), *Guarantor's Accounting and Disclosure Requirements for Guarantees, Including Indirect Guarantees of Indebtedness of Others – an Interpretation of FASB Statements No. 5, 57 and 107, and Rescission of FASB Interpretation No. 34,* which includes derivative contracts that contingently require a guarantor to make payment to a guaranteed party based on changes in an underlying, such as changes in interest rates or the value of a security. The Company does not monitor its exposure to derivative contracts in terms of maximum payout. Instead, a risk framework is used to define risk tolerances and establish limits to ensure that certain risk-related losses occur within acceptable, predefined limits. The Company economically hedges its exposure to these contracts by entering into a variety of offsetting derivative contracts and security positions. See the Derivatives section of Note 1 for further discussion of risk management of derivatives.

Guarantees under FIN 45 entered into by the Company consist of written put options on U.S. Treasury and mortgage-backed securities. The maximum payout under these options at December 30, 2005 was $14,962,832; the carrying value at that date was $37,632. These guarantees expire in less than one year.

In addition to the guarantees described above, the Company also provides guarantees to securities clearing houses and exchanges. Under the standard membership agreement, members are required to guarantee the performance of other members. Under the agreements, if another member becomes unable to satisfy its obligations to the clearinghouse, other members would be required to meet shortfalls. The Company's liability under these arrangements is not quantifiable and could exceed the cash and securities it has posted as collateral. However, the potential for the Company to be required to make payments under these arrangements is remote. Accordingly, no liability is carried on the Consolidated balance sheet for these transactions.

6. EMPLOYEE BENEFIT PLANS

The Company participates in various benefit and incentive plans sponsored by ML&Co.

The defined contribution plans consist of the Retirement Accumulation Plan, the 401(k) Savings and Investment Plan and the incentive plan consists of the Employee Stock Ownership Plan. These plans are available to substantially all U.S. employees who have met service requirements.

7. SUBORDINATED BORROWING

At December 30, 2005, the Company's subordinated borrowing amounts outstanding and available with ML&Co. totaled $1,300,000 and $1,500,000, respectively. The subordinated borrowing agreement matures on October 15, 2006.

This borrowing is approved for regulatory capital purposes and accrues interest based on prevailing interest rates.

8. INCOME TAXES

At December 30, the Company had net deferred tax assets of $2,315. Deferred income taxes are provided for the effects of temporary differences between the tax basis of an asset or liability and its reported amount in the consolidated balance sheet. These temporary differences result in taxable or deductible amounts in future years. The Company's deferred tax assets at December 30, 2005, which are included in Other Receivables, are comprised of:

Deferred Tax Assets:	
Stock options	$ 5,195
Restricted stock	4,054
Reserves	914
Employee benefits and pension	68
Deferred Tax Liabilities:	
Depreciation	(1,537)
Other	(6,379)
Net deferred tax asset	$ 2,315

There was a valuation allowance at December 30, 2005 of less than $1,000.

9. STOCKHOLDER'S EQUITY

The Company is authorized to issue 1,000 shares of $100 par value common stock. At December 30, 2005, 1,000 shares were issued and outstanding. On December 30, 2005 the Company paid a dividend in the amount of $200,000 to its parent, Merrill Lynch &Co., Inc.

10. REGULATORY REQUIREMENTS

As a primary U.S. Government securities dealer, the Company is subject to the financial responsibility requirements of Section 402.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 (the "Rule"). The Rule provides that the ratio of liquid capital to total haircuts (as defined) shall be maintained in excess of 1.2 to 1. At December 30, 2005, the Company's liquid capital, total haircuts, and ratio of liquid capital to total haircuts were $1,986,527, $639,476, and 3.11 to 1, respectively.

* * * * * *

Deloitte.

Deloitte & Touche LLP
Two World Financial Center
New York, NY 10281-1414
USA

Tel: +1 212 436 2000
Fax: +1 212 436 5000
www.deloitte.com

February 27, 2006

Merrill Lynch Government Securities Inc.
4 World Financial Center
New York, New York 10080

Dear Sirs:

In planning and performing our audit of the consolidated financial statements of Merrill Lynch Government Securities Inc. and Subsidiary (the "Company") for the year ended December 30, 2005 (on which we issued our report dated February 27, 2006), we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing an opinion on the consolidated financial statements and not to provide assurance on the Company's internal control.

Also, as required by Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934, we have made a study of the practices and procedures (including tests of compliance with such practices and procedures) followed by the Company that we considered relevant to the objectives stated in Section 405.2: (1) in making the periodic computations of total haircuts and liquid capital under Section 402.2; (2) in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Section 404.5; and (3) in determining compliance with the exemptive provisions of Section 403.4.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control and of the practices and procedures, and to assess whether those practices and procedures can be expected to achieve the Department of Treasury's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized acquisition, use, or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Section 405.2 lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to error or fraud may occur and not be detected. Also, projections of any evaluation of the internal control or of such practices and procedures to future periods are subject to the risk that they may become inadequate because of changes in conditions or that the degree of compliance with the practices or procedures may deteriorate.

Our consideration of the Company's internal control would not necessarily disclose all matters in the Company's internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the internal control components does not reduce to a relatively low level the risk that misstatements caused by error or fraud in amounts that would be material in relation to the consolidated financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the Company's internal control and its operations, including control activities for safeguarding securities, that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Department of Treasury to be adequate for its purposes in accordance with the Regulations under Section 15C of the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 30, 2005, to meet the Department of Treasury's objectives.

This report is intended solely for the information and use of the board of directors, management, the Department of Treasury, the National Association of Securities Dealers, Inc., the Federal Reserve Bank of New York, the Securities and Exchange Commission and other regulatory agencies that rely on Section 405.2 of the Regulations under Section 15C of the Securities Exchange Act of 1934 in their regulation of government securities brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Yours truly,

Deloitte + Touche LLP